1301 Avenue of the Americas, 40th Floor New York, NY 10019-6022 PHONE 212.999.5800 FAX 212.999.5899 www.wsgr.com

July 31, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Ameen Hamady
Kevin Kuhar
Deanna Virginio
Dorrie Yale

Re:	PMV Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Submitted on June 26, 2020
CIK 0001699382

Ladies and Gentlemen:

On behalf of our client, PMV Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 23, 2020 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Submission No. 2”). For the Staff’s reference, we have included both a clean copy of Submission No. 2 and a copy marked to show all changes from the version confidentially submitted on June 26, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Submission No. 2.

Draft Registration Statement submitted on June 26, 2020

Market and Industry Data, page ii

1.

We note your statement on pg. ii that, “Industry publications and other reports [you] have obtained from independent parties generally state that the data contained in these publications or other reports have been obtained in good faith or from sources considered to be reliable, but they do not guarantee the accuracy or completeness of such data.” The statement implies a disclaimer of responsibility for this information in the registration statement. Please either delete this statement or specifically state that you are liable for the information related to the market and industry data.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page ii of Submission No. 2.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission

July 31, 2020

Prospectus Summary, page 1

2.

Please revise to limit the discussion of your pre-clinical results in the Summary section to a high-level discussion of your observations, as the more detailed discussion of specific results with graphics is more appropriate for the Business section. Additionally, as the FDA or other similar regulatory authorities will need to make efficacy determinations regarding any drug product, please balance disclosures relating to the desired purpose of your product candidates (such as PC14586 being designed to “potently and selectively correct p53 misfolding”) with equally prominent explanations that any conclusions regarding desired effects are premature as your product candidate remains pre-clinical, and as you state on pages 20 and 23, the scientific evidence is “preliminary and limited,” and your novel approach “unproven.”

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on pages 1 and 4 of Submission No. 2.

3.

As the FDA will need to make efficacy determinations regarding any drug product, please balance disclosures relating to the desired purpose of your product candidate or your platform (such as PC14586 being designed to “potently and selectively correct p53 misfolding”) with equally prominent explanations that any conclusions regarding desired effects are premature as your product candidate remains pre-clinical, and as you state on pages 20 and 23, the scientific evidence is “preliminary and limited,” and your novel approach “unproven.” Please also clarify, if true, that your program’s approach assumes that a specific p53 mutation is the only genetic mutation resulting in a patient’s cancer.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on pages 1 and 20 of Submission No. 2.

4.

We refer to your statement on page 1 that your strategy is to seek approval under an accelerated pathway and that you believe your Phase 1/2 trial can serve as a pivotal study. Please revise to provide balancing disclosure that you have not yet submitted an IND for the trial to the FDA, and that there can be no assurance that the FDA will permit you to utilize an expedited approval process or agree with your tumor-agnostic approach, and provide similar disclosure in the summary risk factor section. Please also provide the basis for your belief that phases 1 and 2 can be combined in the same trial.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on pages 1, 17 and 131 of Submission No. 2. Further, the Company respectfully advises the Staff that it intends to have submitted an IND for the trial to the FDA by the next submission and will provide updated disclosure at that time.

Securities and Exchange Commission

July 31, 2020

5.

Please revise your pipleline table here and in the Business section to state in the last column that you need to submit a required IND to the FDA before initiating your Phase 1 trial. Additionally, we note you have included a row for “other p53 hotspot mutation”, which is in the discovery phase. Given the early-stage development of the program and your limited disclosure on pages 132-133 concerning the program, please explain why this program is sufficiently material to your business to warrant inclusion in your pipeline table. Please also remove the box graphic at the bottom of the table as this information is already conveyed elsewhere in the Summary and does not appear appropriate to highlight in a pipeline table.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on pages 4, 92, 133 and 134 as well as the pipeline table on pages 2, 117 and 124 of Submission No. 2. In addition, as noted above, the Company respectfully advises the Staff that it intends to have submitted an IND for the trial to the FDA by the next submission.

Risks Related to Our Business, page 9

6.

Please expand on your last bullet to explain, if true, that you currently do not have any patent protection for your product candidate. Also add a bullet explaining that PC14586 will require the development of companion diagnostics with third party collaborators, and that they will need to be separately approved by the FDA as medical devices, as you explain on page 21.

The Company respectfully advises the Staff that the Company does currently have patent protection (see disclosure on page 139 of Submission No. 2), however, the risk in question in this comment speaks to our continued need to maintain protection of our intellectual property. Further, the Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 6 of Submission No. 2.

Implications of being an emerging growth company, page 10

7.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Under separate cover and as a supplementary matter, the Company will provide the Staff with a copy of the corporate presentation slide deck that will be presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.

Securities and Exchange Commission

July 31, 2020

Risk Factors

Our principal stockholders and management own a significant percentage…, page 84

8.	Please expand this risk factor to disclose the connections between certain of your directors and your principal stockholders.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 81 of Submission No. 2.

Use of Proceeds, page 95

9.

Please revise to clarify whether you will be able to complete the Phase 1/2 trial with the allocated net proceeds from the offering. If any material amounts of other funds are necessary, please disclose the amount of funds needed to complete the Phase 1/2 clinical trial. Refer to Instruction 3 to Item 504 of Regulation S-K.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 92 of Submission No. 2.

Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 107

10.

While we note your disclosure on page 106 that you do not allocate costs to specific product candidates, please expand your disclosures to disaggregate research and development expenses by nature or type of expense for each period presented.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on pages 105, 106 and 107 of Submission No. 2.

Critical Accounting Policies and Significant Judgments and Estimates

Stock Based Compensation, page 11

11.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s comment. At this time, the Company and the lead underwriters have not determined the initial public offering price range. When the initial public offering price range is determined, the Company intends to provide the requested information to the Staff as a supplemental matter.

Securities and Exchange Commission

July 31, 2020

Common Stock Valuations, page 112

12.

Please expand your disclosures for the determination of the fair value of common stock to provide additional details regarding your use of the hybrid approach including the nature of the material assumptions involved. To the extent 3rd party valuations were performed, please provide the results of such valuations and whether such valuations corroborated any internal valuations performed. Finally, please provide additional detail regarding the extent to which recent sales of redeemable convertible preferred stock and/or common stock in arms-length transactions represented significant inputs to provide investors with context of the extent to which your estimates were complex and subjective.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 114 of Submission No. 2.

Business

Overview, page 115

13.

We note your disclosure on page 30 that you “expect to initially seek approval of [y]our product candidates in most instances at least as a second therapy.” Please expand your disclosure here to clarify whether you expect to initially seek approval of PC14586 as a second line therapy.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 27 of Submission No. 2.

Our Strategy, page 117

14.

We refer to your statement in the last paragraph on page 117 that your strategy of using assays will “enable a rapid determination of efficacy.” Please revise the statement as it could be interpreted as implying an expectation of rapid regulatory approval.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 118 of Submission No. 2.

Mechanism of Action, page 125

15.

Please further expand your disclosure to explain how PC14586 selectively binds to the crevice created by the Y220C mutation. Additionally, expand your narrative discussion of the graphic on page 126 to numerically explain how mutant p53 was induced to convert to wild-type in a dose-dependent manner, and provide the basis for your statement that you demonstrated that PC14586 “rapidly converts” mutant p53 to wild-type.

Securities and Exchange Commission

July 31, 2020

The Company respectfully advises the Staff that in response to the Staff’s first comment, the Company has revised the disclosure on page 127 of Submission No. 2. In response to the second comment, the Company respectfully directs the Staff to the diagram featured on page 127. As shown in the diagram, with increasing concentrations of PC14586 (0, 0.1, 0.3, 1.1, 3.3 and 10 micromolar of PC14586), the amount of mutant p53 (as measured by the decreasing intensity of the black bars) decreases with a corresponding increase in wild type p53 (as measured by the increasing intensity of the black bars). The total amount of p53 does not change (as measured by the relatively unchanged intensity of the grey bars in the Total p53 (input) line) which means that the overall amount of p53 remains the same, with the conversion of mutant p53 to wild type p53 resulting as the amount of PC14586 increases in the experiment. In response to the Staff’s third comment, we believe the conversion is rapid because it occurs in two hours in the relevant experiment.

16.

We refer to the figures at the top of page 127, and note that you state that PC14586 upregulated p21 and MDM2 in a dose-dependent manner. However, please explain why the curve shown in the figures do not correspond to the levels of expression of p21 and MDM2 with respect to wild-type p53.

The Company respectfully directs the Staff to the diagrams at the bottom of page 127 of Submission No. 2. The two charts are designed to show the increase in p21 and MDM2 expression with increasing amounts of PC14586 in cell lines that either have the Y220C mutation (in which case because PC14586 structurally corrects the mutation which results in an increase in p21 and MDM2 expression) or cell lines that do not have the Y220C mutation (i.e., Knock out, Wild-type, R273H, R273C, R175H, G245S, R248Q, R282W) in which case you would not expect to see any increase in p21 or MDM2 expression because PC14586 does not bind to these mutations or cells. In these two experiments, the Company is not measuring wild type p53 activity and therefore would not expect to see any changes here. Instead, the wild type in the graph refers to a p53 wild type cell line, where PC14586 does not bind to wild-type p53, and therefore there is no increase in p21 or MDM2 expression.

Preclinical In Vivo Data , page 127

17.

Please revise this section to ensure your narrative disclosure includes, where applicable, an explanation of how TGI and tumor regression are measured, whether a vehicle was used, and if so, provide an explanation of it, dosing information, the number of mice used in each study, the duration of the study, and whether graphs show mean or average results.

The Company respectfully directs the staff to prior disclosure contained in the diagrams on pages 128 through 131. Tumor growth inhibition, or TGI, is measured as a percentage of tumor growth inhibition versus the Vehicle. Vehicle is illustrated in the black line in the diagram on page 128. The dosing of the molecule is done once daily and there are 10 mice in each of the dose groups. The duration of the study measured out to 20 days and the results show the average results with error bars that describe the range. The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 128 of Submission No. 2.

Securities and Exchange Commission

July 31, 2020

18.

We refer to your statement on page 127 that oral daily dosing of PC14586 up to the specified dose was “well tolerated” in the mice being observed, as evidenced by the lack of body weight loss. Please revise to discuss any other clinical signs or toxicity measures that were evaluated, and if there were no other evaluation measures, please clarify this fact.

The Company respectfully advises the Staff that mice are not typically a species in which toxicity is measured and have not been used as a toxicology species by the Company. The rat is the preferred rodent for toxicology testing, along with non-human primates. In mice, the primary measure of an adverse reaction is body weight loss. Therefore, in response to the Staff’s comments, the Company has revised the disclosure on page 128 of Submission No. 2.

19.

Please expand your discussion of the results shown in the graphical illustrations on page 128 to more clearly explain how PC14586 administration resulted in conversion of mutant p53 protein to a wild-type p53 structure and how it induced the expression of the p53 downstream target MIC-1. Please also clarify whether the figures reflect information from the same study, and clearly label the information portrayed in the horizontal axes of the three figures.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on pages 128 and 129 of Submission No. 2. The Company respectfully advises the Staff that the mutant p53 structure and wild type (WT) p53 structure charts are from the same study.

20.

Please explain the basis for your statement on page 128 that “[you] believe this syngeneic mouse model better represents the patient population that we expect to see in the clinic, as compared to mouse xenograft models that incorporate human tumors in mice with no immune system” given your statement in the risk factors on page 33 that “[your] product candidates will be used in patients that have weakened immune systems . . .”

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 130 of Submission No. 2.

21.

Please expand your disclosure regarding your results from a pre-clinical study combining PC14586 with an anti-PD-1 therapy to explain the anti-PD-1 therapy and the rationale for using such combination therapy. Additionally, please revise the graphs on pages 129 and 130 to label the various lines.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on pages 130 and 131 of Submission No. 2.

Intellectual Property, page 135

22.	We note your statement in the first sentence of the second paragraph in this section that you “intend to pursue patent protection,” and your statement on page 15 that your limited operating

Securities and Exchange Commission

July 31, 2020

history includes filing patent applications. Please revise to clarify whether you have filed any patent applications relevant to PC14586, and if yes, please revise to provide additional information, including the type of protection to which they relate, the jurisdictions in which applications were filed, and relevant expiration dates.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 137 of Submission No. 2 in order to clarify that the Company’s reference to the Company’s “inten[tion] to pursue patent protection” pertains to our future and ongoing product candidates. Further the Company respectively directs the Staff to the last paragraph of the Intellectual Property section on page 139 for information on the Company’s current patent portfolio.

Exhibits

23.

We note that you have entered into different severance participation agreements with each of Dr. Mack, Mr. Kung and Dr. Jalota. Please file such agreements in accordance with Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has included each of Dr. Mack, Mr. Kung, Dr. Alland and Dr. Jalota’s Change in Control and Severance Policy Participation Agreement as Exhibits 10.9, 10.10, 10.11 and 10.12, respectively, in the Exhibit Index, and will file the agreements with a subsequent submission.

* * * *

Securities and Exchange Commission

July 31, 2020

Please direct any questions with respect to this confidential submission to me at (212) 497-7736 or mbaier@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Megan J. Baier
Megan J. Baier

cc:	David Mack, Ph.D., PMV Pharmaceuticals, Inc.
Winston Kung, PMV Pharmaceuticals, Inc.
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Catherine Riley Tzipori, Wilson Sonsini Goodrich & Rosati, P.C.
Brian J. Cuneo, Latham & Watkins LLP
Richard Kim, Latham & Watkins LLP